Exhibit 99.2

       TEXT OF RECORDED MESSAGE FROM JOE MAGLIOCHETTI TO DANA EMPLOYEES

Good morning, and welcome to this edition of the CEO Messages. This morning on the newswire ArvinMeritor announced a hostile bid for the Dana Corporation at a bid price of $15.00. This announcement came just minutes following a phone call I received from their CEO and Chairman, Mr. Larry Yost, alerting us to this action.

This was not the first contact from ArvinMeritor on this matter. Earlier proposals received during the past 30 days from ArvinMeritor at a lesser value were carefully considered by our Board of Directors with the advice of expert outside bankers and legal advisors. These proposals were unanimously rejected by our board.

Obviously, these are significant and important decisions for our board and for the company. They are not taken lightly. As you know, we have been engaged in a significant restructuring program within Dana. Our progress has been substantial, and most of the heavy lifting is nearly completed. The ultimate benefit to the company and our shareholders will be significant. Many investors have recognized this potential and our shares have gained value over the past several weeks. Certainly an unsolicited bid for the company was always a possibility, but not expected.

At this juncture there is a very clear process for dealing with such a proposal. When we finally see the proposal and understand the offer, our board will again carefully consider the alternatives. We have several options available to us. Legally we will be required to publish our response within 10 business days, and we fully intend to do so. During this period, many of our people have offered their assistance. However, the best assistance you can provide is to simply do your job as effectively as possible, continue our improvement initiatives, and serve our customers well.

We will keep you posted periodically of our progress, and as always, we appreciate your support and commitment.

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Dana's shareholders are strongly advised to carefully read Dana's solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Free copies of the solicitation/recommendation statement, which will be filed by Dana with the Securities and Exchange Commission, will be available at the SEC's web site at www.sec.gov, or at the Dana web site at www.dana.com, and will also be available, without charge, by directing requests to Dana's Investor Relations Department.